

September 28, 2015

Mail Stop 4546

<u>Via Email</u>
Robert H. Steers
Chief Executive Officer and Director
Cohen & Steers, Inc.
280 Park Avenue
New York, New York 10017

> **Re: Cohen & Steers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-32236**

Dear Mr. Steers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Business, page 1</u>

1.   We note your disclosure on page 6 that your largest institutional client represents almost 13% of our revenue in 2014. That same client represented 50% of your institutional account assets and 25% of total AUM. In your next filing, please disclose the identity of this client, and any other client that represents more than 10% of your revenues, or provide us with your analysis supporting your conclusion that the identity of your significant clients is not required. Please refer to Item 101(c)(vii) of Regulation S-K.

Item 1A. Risk Factors, page 6

"Support provided to new products may reduce fee income…", page 8

2.   We note from time to time, you may support the development of new investment products by waiving a portion of the fees you receive for managing such products, by subsidizing expenses or by making seed investments. Please tell us, and revise your MD&A disclosure to discuss, the following:
- How seed investments impact your consolidation of sponsored funds. For example, clarify whether your seed investments generally represent the majority of the voting interest in the sponsored fund and how long you typically hold this interest.
- Whether your seed investment funds are variable interest entities (VIEs) or voting interest entities (VOEs).
- The circumstances when you would no longer be deemed to control the seed investment fund and identify the accounting method used when these funds are deconsolidated.
- The number of new seed investments you made during the periods presented.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Assets under Management, page 16

3.   We note that you disclose your assets under management (AUM) roll-forwards by investment vehicle (e.g., institutional accounts, open-end mutual funds, etc.) and discuss the changes within your AUM by investment strategies (e.g., U.S. real estate, preferred securities, etc.). In order to provide readers with greater transparency, please expand your disclosure to:
- Disclose AUM roll-forwards by investment strategy in addition to the roll-forwards by investment vehicle; and
- If material, disaggregate the impact of foreign currency translations within your AUM roll-forwards.

      Refer to Item 303(a)(3) of Regulation S-K.

Results of Operations, page 18

4.   We note on page 6 that your investment advisory and management revenues are primarily comprised of fees based on a percentage of the value of assets under management and in some cases, performance fees normally expressed as a percentage of the returns in excess of a benchmark. Tell us the amount of performance fees earned in the periods presented. To the extent material, please disclose in future filings your accounting policy for recognizing performance fee revenue, the amount of performance fees earned and explain the reasons for fluctuations in your performance fees for the periods presented.

Financial Statements

Notes to Consolidated Financial Statements, page F-10

Note 8 – Earnings per Share, page F-25

5.   We note that certain of your restricted stock units issued under The Amended and Restated Cohen & Steers, Inc. Stock Incentive Plan entitles the recipients to dividends. Please tell us if these awards qualify as participating securities as defined in ASC 260-10-20. If so, please tell us what consideration you gave to presenting earnings per share under the two-class method. Please refer to ASC 260-10-45-60 though 61A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Yolanda R. Trotter, Staff Accountant, at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or Christian Windsor, Special Counsel, at (202) 551-3419 with any other questions.

Sincerely,
/s/ Christian Windsor
Special Counsel
For

Suzanne Hayes
Assistant Director
Office of Financial Services II